July 29, 2025

Martin Egan
Interim Chief Financial Officer
Bancorp, Inc.
409 Silverside Road
Wilmington, DE 19809

        Re: Bancorp, Inc.
            Draft Registration Statement on Form S-1
            Submitted July 23, 2025
            CIK No. 0001295401
Dear Martin Egan:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:   Erin E. Martin, Esq.